FOR RELEASE

Exhibit 99.1

UNITIL REPORTS YEAR-END EARNINGS

HAMPTON, N.H., JANUARY 28, 2016—Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Net Income of $26.3 million, or $1.89 per share, for the year ended December 31, 2015, an increase of $1.6 million, or $0.10 per share, compared to 2014. The Company’s earnings for the twelve months ended December 31, 2015 were driven by increases in natural gas and electric sales margins partially offset by higher utility operating expenses. Net Income for the three months ended December 31, 2015 was $9.3 million, or $0.67 per share, compared to Net Income of $9.4 million, or $0.69 per share, for the same period in 2014.

“We had another solid year in 2015 as earnings increased by 6%,” said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. “We continue to experience strong growth in our gas and electric businesses. Reflecting confidence in our business plan, on January 27, 2016 the Company’s Board of Directors raised the quarterly dividend to $0.3550 per share, increasing the annual dividend from $1.40 to $1.42 per share.”

Natural gas sales margins were $28.8 million and $101.9 million in the three and twelve months ended December 31, 2015, respectively, resulting in a decrease of $0.6 million and an increase of $4.5 million, respectively, compared to the same periods in 2014. The decrease in natural gas sales margin in the three month period reflects lower therm sales of natural gas driven by warmer winter weather in the fourth quarter of 2015 compared to 2014. For the twelve month period, natural gas sales margin was positively affected by higher therm unit sales in 2015, a growing customer base and higher distribution rates compared to 2014. Therm sales of natural gas increased 1.5% in the twelve months ended December 31, 2015 compared to 2014. The impact of growth in the number of customers year over year was partially offset by warmer weather in 2015 compared to the prior year. For the full year, based on weather data collected in the Company’s service areas, there were 2.3% fewer Heating Degree Days in 2015. Estimated weather-normalized gas therm sales, excluding decoupled sales, were up four percent in 2015, led by a year over year increase of eight percent in gas therm sales to large Commercial and Industrial (C&I) customers.

Electric sales margins were $21.6 million and $85.5 million in the three and twelve months ended December 31, 2015, respectively, resulting in increases of $1.5 million and $4.7 million, respectively, compared to the same periods in 2014. The increase in electric sales margin for the twelve month period primarily reflects higher electric distribution rates. Electric kilowatt-hour (kWh) sales decreased 0.7% in 2015 compared to 2014, reflecting a decrease in average use per customer for Residential customers, partially offset by an increase in electric sales to C&I customers.

Usource, the Company’s non-regulated energy brokering business, recorded revenues of $6.2 million in 2015, an increase of $0.5 million compared to 2014.

Operation and Maintenance (O&M) expenses increased $1.8 million and $2.5 million in the three and twelve months ended December 31, 2015, respectively, compared to the same periods in 2014. The increase in O&M expenses primarily reflects higher compensation and benefit costs.

6 Liberty Lane West Hampton, NH 03842 T 603.772.0775 www.unitil.com

Depreciation, Amortization, Property Taxes and other expenses increased $0.2 million and $3.2 million in the three and twelve months ended December 31, 2015, respectively, compared to the same periods in 2014, reflecting higher utility plant assets in service, amortization of storm restoration costs and property taxes, partially offset by the recognition of a pre-tax gain of $0.9 million in the fourth quarter of 2015 on the sale of property.

Interest Expense, net decreased $0.8 million and increased $1.0 million in the three and twelve months ended December 31, 2015, respectively, compared to the same periods in 2014. The decrease in the three month period reflects higher interest income on regulatory assets. The increase in the twelve month period reflects higher levels of long-term debt and higher interest expense on regulatory liabilities.

Income Taxes increased $1.4 million in 2015 compared to 2014 reflecting higher pre-tax earnings in 2015.

At its January 2016 meeting, the Unitil Corporation Board of Directors declared a quarterly dividend on the Company’s common stock of $0.3550 per share, an increase of $0.005 per share on a quarterly basis, resulting in an increase in the effective annual dividend rate to $1.42 from $1.40. This dividend declaration continues an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss fourth quarter and full year 2015 results on Thursday, January 28, 2016, at 2:00 p.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 103,300 electric customers and 78,700 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, gas and electric energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy supply costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

6 Liberty Lane West Hampton, NH 03842 T 603.772.0775 www.unitil.com

For more information please contact:

David Chong—Investor Relations	Alec O’Meara—Media Relations
Phone: 603-773-6499	Phone: 603-773-6404
Email: chong@unitil.com	Email: omeara@unitil.com

Selected financial data for 2015 and 2014 is presented in the following table:

Unitil Corporation—Condensed Consolidated Financial Data
(Millions, except Per Share data) (Unaudited)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2015	2014	Change	2015	2014	Change
Gas Therm Sales:
Residential	8.9	10.2	(12.7%)	45.2	44.7	1.1%
Commercial/Industrial	40.6	42.6	(4.7%)	174.2	171.5	1.6%

Total Gas Therm Sales	49.5	52.8	(6.3%)	219.4	216.2	1.5%

Electric kWh Sales:
Residential	143.0	155.1	(7.8%)	671.4	687.6	(2.4%)
Commercial/Industrial	231.3	237.1	(2.4%)	996.3	991.4	0.5%

Total Electric kWh Sales	374.3	392.2	(4.6%)	1,667.7	1,679.0	(0.7%)

Gas Revenues	$53.0	$62.1	$(9.1)	$202.6	$201.4	$1.2
Cost of Gas Sales	24.2	32.7	(8.5)	100.7	104.0	(3.3)

Gas Sales Margin	28.8	29.4	(0.6)	101.9	97.4	4.5

Electric Revenues	47.9	56.5	(8.6)	218.0	218.7	(0.7)
Cost of Electric Sales	26.3	36.4	(10.1)	132.5	137.9	(5.4)

Electric Sales Margin	21.6	20.1	1.5	85.5	80.8	4.7

Usource Revenues	1.5	1.2	0.3	6.2	5.7	0.5

Total Sales Margin:	51.9	50.7	1.2	193.6	183.9	9.7

Operation & Maintenance Expenses	17.1	15.3	1.8	67.1	64.6	2.5
Depreciation, Amortization, Property Taxes & Other	15.6	15.4	0.2	62.9	59.7	3.2
Interest Expense, net	4.6	5.4	(0.8)	21.9	20.9	1.0

Income Before Income Taxes	14.6	14.6	—	41.7	38.7	3.0
Income Tax Expense	5.3	5.2	0.1	15.4	14.0	1.4

Net Income	$9.3	$9.4	$(0.1)	$26.3	$24.7	$1.6

Earnings Per Share	$0.67	$0.69	$(0.02)	$1.89	$1.79	$0.10

6 Liberty Lane West Hampton, NH 03842 T 603.772.0775 www.unitil.com